UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

Fortress Private Lending Fund

(Name of Subject Company (Issuer))

Fortress Private Lending Fund

(Name of Filing Person(s) (Issuer))

Class I Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

34966T107

(CUSIP Number of Class of Securities)

David Brooks

Chief Legal Officer

Fortress Private Lending Fund

1345 Avenue of the Americas

New York, NY 10105

212-497-2976

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Nicole M. Runyan, P.C.

Kim E. Kaufman

Tamar Donikyan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

July 23, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on July 23, 2026 by Fortress Private Lending Fund (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 2,214,111 of its Class I common shares of beneficial interest, par value $0.01 per share (the “Shares”) at a price equal to the net asset value per Share as of July 31, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.
The Offer expired at one minute past 11:59 p.m., Eastern Time, on August 19, 2026.
2.
1,582.066 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase 100% of the Shares of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).
3.
The aggregate net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $38,296.40.
4.
The payment of the purchase price of the Shares tendered was made in the form of cash to the Shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. Pursuant to the Offer, the Company paid on or about August 26, 2026 to the tendering Shareholders a total of $37,812.39, representing the net asset value of the total amount of the Shares tendered by Shareholders that were accepted by the Company, less the Early Repurchase Deduction, as applicable. The Shares were repurchased at a price of $24.21 per Share, which was the net asset value per Share as of the Valuation Date, less the Early Repurchase Deduction, as applicable.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTRESS PRIVATE LENDING FUND

By:	/s/ Avraham Dreyfuss
Name:	Avraham Dreyfuss
Title:	Chief Financial Officer

Dated: August 26, 2026